Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Date of this announcement

Wednesday June 21, 2023

The +securities the subject of this notification are:

Other

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred Issue date

New class - code to be confirmed	Convertible notes	45,221,586	21/06/2023

Refer to next page for full details of the announcement

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Part 1 - Entity and announcement details

1.1. Name of entity
NOVONIX LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2. Registered number type	Registration number
ABN	54157690830

1.3. ASX issuer code
NVX

1.4. The announcement is
New announcement

1.5. Date of this announcement
21/6/2023

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Part 2 - Issue details

2.1. The +securities the subject of this notification are:
Other

Please specify

Issue of convertible notes as advised in Appendix 3B on 7 June 2023.

2.2. a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:
does not have an existing ASX security code ("new class")

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Part 3C - number and type of +securities the subject of this notification (new class) where issue has not previously been notified to ASX in an Appendix 3B

New +securities

ASX +security code	+Security description

New class - code to be confirmed	Convertible notes

+Security type	ISIN code
+Convertible debt securities

Date the +securities the subject of this notification were issued
21/6/2023

Will all the +securities issued in this class rank equally in all respects from their issue date?
Yes

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?
No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02673785-2A1453670?access_token=8 3ff96335c2d45a094df02a206a39ff4

+Convertible debt securities Details

Type of +security
Convertible note or bond

+Security currency	Face value	Interest rate type
AUD - Australian Dollar	AUD 1.00000000	Fixed rate

Frequency of coupon/interest payments per year
No coupon/interest payments

s128F of the Income Tax Assessment Act status applicable to the +security
Not applicable

Is the +security perpetual (i.e. no maturity)?
No

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Maturity date
7/6/2028

Select other feature(s) applicable to the +security
Redeemable

Is there a first trigger date on which a right of conversion, redemption, call or put can be exercised (whichever is first)?
No

Details of the existing class of +security that will be issued if the securities are converted, transformed or exchanged
Other

Description

NVX: ORDINARY FULLY PAID

Any other information the entity wishes to provide about the +securities the subject of this notification

28,263,492 Shares will be issued if conversion occurs prior to maturity date. 34,475,364 shares will be issued if conversion occurs on maturity date.

Please provide any further information needed to understand the circumstances in which you are notifying the issue of these +securities to ASX, including why the issue of the +securities has not been previously announced to the market in an Appendix 3B

The issue of securities was previously announced in Appendix 3B on 7 June 2023.

Issue details

Number of +securities
45,221,586

Were the +securities issued for a cash consideration?
Yes

In what currency was the cash consideration being paid?	What was the issue price per +security?
AUD - Australian Dollar	AUD 1.00000000

Purpose of the issue
Other

Additional Details

Continued development of anode materials, operational needs and general corporate purposes.Additional Details

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Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1
Quoted +Securities (Total number of each +class of +securities quoted)

ASX +security code and description	Total number of +securities on issue

NVX : ORDINARY FULLY PAID	486,908,196

4.2
Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

NVXAD : PERFORMANCE RIGHTS	14,575,313

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	28,860,001

NVXAK : SHARE RIGHTS	436,403

New class - code to be confirmed : Convertible notes	45,221,586

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Part 5 - Other Listing Rule requirements

5.1
Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

No

5.2
Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

No

5.2b Are any of the +securities being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

Yes

5.2b.1 How many +securities are being issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?

45,221,586 convertible notes.

5.2c Are any of the +securities being issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?

N/A

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